                                                         OMB APPROVAL
                                                 OMB NUMBER            3235-0145
                                                 EXPIRES:       OCTOBER 31, 1994
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE........14.90

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No._______)*


                                Grossmans, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                   399215102
                       -----------------------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  399215102                13G                   PAGE  2  OF  10  PAGES
           ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Merrill Lynch & Co., Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint filing
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


                5  SOLE VOTING POWER

                   None

                6  SHARED VOTING POWER

                   1,366,592

                7  SOLE DISPOSITIVE POWER

                   None

                8  SHARED DISPOSITIVE POWER

                   1,366,592

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,366,592

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%

12   TYPE OF REPORTING PERSON*

     HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  399215102              13G                    PAGE  3  OF  10  PAGES
           ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Merrill Lynch Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint filing
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                5  SOLE VOTING POWER

                   None


                6  SHARED VOTING POWER

                   1,363,000

                7  SOLE DISPOSITIVE POWER

                   None

                8  SHARED DISPOSITIVE POWER

                   1,363,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,363,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%

12   TYPE OF REPORTING PERSON*

     HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  399215102               13G                   PAGE  4  OF  10  PAGES
           ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Princeton Services, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


                5    SOLE VOTING POWER

                        None


                6  SHARED VOTING POWER

                        1,363,000

                7  SOLE DISPOSITIVE POWER

                        None

                8  SHARED DISPOSITIVE POWER

                        1,363,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,363,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.3%

12   TYPE OF REPORTING PERSON*

              HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  399215102             13G                      PAGE  5  OF  10  PAGES
           ---------


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fund Asset Management, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint filing
                                                                      (a) [_]
                                                                      (b) [_]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                5  SOLE VOTING POWER

                   None

                6  SHARED VOTING POWER

                   1,363,000

                7  SOLE DISPOSITIVE POWER

                   None

                8  SHARED DISPOSITIVE POWER

                   1,363,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,363,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.3%

12   TYPE OF REPORTING PERSON*

     IA, PN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)    Name of Issuer:
              ---------------

               Grossmans Inc.

Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               200 Union Street
               Braaintree, MA  02184-4997

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.
               Merrill Lynch Group, Inc.
               Princeton Services, Inc.
               Fund Asset Management, L.P.

Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Merrill Lynch Group, Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

               Princeton Services, Inc.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Fund Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               399215102


                              Page 6 of 10 Pages

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(ii)(G). Fund Asset Management, L.P. ("FAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.

Item 4    Ownership
          ---------

          (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI and FAM (the "Reporting Persons") disclaim beneficial ownership of the securities of Grossmans, Inc. (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement , other than certain securities of the Issuer held in proprietary accounts of a broker-dealer subsidiary of ML&Co.

          (b) Percent of Class:

                        See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                        See Item 5 of Cover Pages

               (ii)  shared power to vote or to direct the vote:

                        See Item 6 of Cover Pages

               (iii) sole power to dispose or to direct the disposition of:

                        See Item 7 of Cover Pages

               (iv)  shared power to dispose or to direct the disposition of:

                        See Item 8 of Cover Pages

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Not Applicable



                              Page 7 of 10 Pages

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

          FAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.
With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities herein.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable

Item 10        Certification.
               -------------

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              Page 8 of 10 Pages

Signature.
- ---------

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February    , 1994      Merrill Lynch & Co., Inc.

                               /s/ David L. Dick
                               ------------------------------
                               Name: David L. Dick
                               Title: Assistant Secretary


                               Merrill Lynch Group, Inc.

                               /s/ David L. Dick
                               ------------------------------
                               Name: David L. Dick
                               Title: Secretary

                               Princeton Services, Inc.

                               /s/ David L. Dick
                               ------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact*

                               Fund Asset Management, L.P.
                               By:  Princeton Services, Inc. (General Partner)

                               /s/ David L. Dick
                               ------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact**


________________

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Matrix Service Company.



                              Page 9 of 10 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


          Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are holding companies in accordance with (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries are set forth below.

          ML&Co. may be deemed to be the beneficial owner of securities of Grossman's Inc. (the "Issuer") held by or deemed to be beneficially owned by ML Group and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S, a wholly-owned subsidiary of ML&Co. and a broker-dealer, holds certain of the reported securities in proprietary accounts.

          ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 5.3% of the securities of the Issuer by virtue of its wholly-owned subsidiary, PSI.

          PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 5.3% of the securities of the Issuer by virtue of its control of its being the general partner of FAM.

          FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
FAM may be deemed the beneficial owner of 5.3% of the common stock outstanding of the Issuer as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by FAM owns more than 5% of the securities of the Issuer.

          Pursuant to (S) 240.13d-4, ML&Co., ML Group, MLPF&S, PSI and FAM disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Company, other than, in the case of ML & Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.



                              Page 10 of 10 Pages